UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

________________________

Funko, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

361008105
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)
________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361008105	13G

1.	NAMES OF REPORTING PERSONS ACON Equity GenPar, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 6,727,093*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 6,727,093*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,727,093*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

* See Item 4.

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CUSIP No. 361008105	13G

1.	NAMES OF REPORTING PERSONS ACON Funko Manager, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 13,094,409*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 13,094,409*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,094,409*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 29.4%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

* See Item 4.
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CUSIP No. 361008105	13G

1.	NAMES OF REPORTING PERSONS ACON Funko Investors, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,882,120*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 8,882,120*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,882,120*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.0%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*	See Item 4.
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CUSIP No. 361008105	13G

1.	NAMES OF REPORTING PERSONS ACON Funko Investors Holdings 1, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,207,513*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,207,513*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,207,513*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.5%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*	See Item 4.
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CUSIP No. 361008105	13G

1.	NAMES OF REPORTING PERSONS ACON Funko Investors Holdings 2.5, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,774,080*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 1,774,080*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,774,080*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.0%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*	See Item 4.
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CUSIP No. 361008105	13G

1.	NAMES OF REPORTING PERSONS ACON Funko Investors Holdings 3.5, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 4,953,013*
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 4,953,013*
	8.	SHARED DISPOSITIVE POWER -0-
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,953,013*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

*	See Item 4.
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Item 1.
(a) Name of Issuer
Funko, Inc. (the "Issuer")
 (b) Address of Issuer's Principal Executive Offices
2802 Wetmore Avenue, Everett, Washington 98201
Item 2.
(a) Name of Person Filing
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons":
(i)	ACON Equity GenPar, L.L.C.
(ii)	ACON Funko Manager, L.L.C.
(iii)	ACON Funko Investors, L.L.C.
(iv)	ACON Funko Investors Holdings 1, L.L.C.
(v)	ACON Funko Investors Holdings 2.5, L.L.C.
(vi)	ACON Funko Investors Holdings 3.5, L.L.C.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.
(b) Address of the Principal Office or, if none, residence

c/o ACON Investments, L.L.C.
1133 Connecticut Ave., NW, Suite 700
Washington, DC 20036
(c) Citizenship
(i)	ACON Equity GenPar, L.L.C.: Delaware (place of organization)
(ii)	ACON Funko Manager, L.L.C.: Delaware (place of organization)
(iii)	ACON Funko Investors, L.L.C.: Delaware (place of organization)
(iv)	ACON Funko Investors Holdings 1, L.L.C.: Delaware (place of organization)
(v)	ACON Funko Investors Holdings 2.5, L.L.C.: Delaware (place of organization)
(vi)	ACON Funko Investors Holdings 3.5, L.L.C.: Delaware (place of organization)

(d) Title of Class of Securities

Class A Common Stock, $0.0001 par value
(e) CUSIP Number
361008105
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).
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Item 4. Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	– (c)

Reporting Person	Amount beneficially owned(1)(2)	Percent of class(3)	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
ACON Equity GenPar, L.L.C.	6,727,093	15.1%	6,727,093	-0-	6,727,093	-0-
ACON Funko Manager, L.L.C.	13,094,409	29.4%	13,094,409	-0-	13,094,409	-0-
ACON Funko Investors, L.L.C.	8,882,120	20.0%	8,882,120	-0-	8,882,120	-0-
ACON Funko Investors Holdings 1, L.L.C.	4,207,513	9.5%	4,207,513	-0-	4,207,513	-0-
ACON Funko Investors Holdings 2.5, L.L.C.	1,774,080	4.0%	1,774,080	-0-	1,774,080	-0-
ACON Funko Investors Holdings 3.5, L.L.C.	4,953,013	11.1%	4,953,013	-0-	4,953,013	-0-

(1) ACON Funko Manager, L.L.C. is (x) the sole manager of, and exercises voting and investment power over shares held by, ACON Funko Investors, L.L.C. and (y) the sole managing member of, and exercises voting and investment power over shares held by, ACON Funko Investors Holdings 1, L.L.C. ACON Equity GenPar, L.L.C. is the sole managing member of, and exercises voting and investment power over shares held by, each of ACON Funko Investors Holdings 2.5, L.L.C., formerly known as ACON Funko Investors Holdings 2, L.L.C. and ACON Funko Investors Holdings 3.5, L.L.C., formerly known as ACON Funko Investors Holdings 3, L.L.C. Voting and investment decisions at ACON Funko Manager, L.L.C. are made by a board of managers, the members of which are Bernard Aronson, Kenneth Brotman, Jonathan Ginns, Daniel Jinich, Andre Bhatia and Aron Schwartz. Voting and investment decisions at ACON Equity GenPar, L.L.C. are made by an investment committee, the members of which are Bernard Aronson, Kenneth Brotman, Jonathan Ginns, Daniel Jinich, Andre Bhatia and Aron Schwartz.  Each of the members of the board of managers and investment committee, as applicable, disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein.  ACON Equity Management, L.L.C. advises ACON Equity GenPar, L.L.C. and ACON Funko Manager, L.L.C., though it does not exercise voting or dispositive control over the shares beneficially owned by them.

(2) ACON Funko Investors, L.L.C. is the holder of 8,882,120 common units of the Issuer. At the request of the holder, the common units may be redeemed for, at the Issuer's election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each common unit redeemed. This report assumes the exchange of the common units held by the Reporting Persons into shares of Class A common stock on a one-to-one basis.

(3) Based on the quotient obtained by dividing (a) the aggregate number of shares of Class A common stock beneficially owned by each Reporting Person as set forth in the table above by (b) the sum of (i) 35,611,762 shares of Class A common stock outstanding as of November 3, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2020 and filed with the SEC on November 5, 2020 and (ii) the aggregate number of common units held of record by ACON Funko Investors, L.L.C. because these common units are treated as converted into Class A common stock for the purpose of this report.
Item 5. Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable.

Item 8. Identification and Classification of Members of the Group
Not Applicable.

Item 9. Notice of Dissolution of Group
Not Applicable.

Item 10. Certification
Not Applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2021

ACON EQUITY GENPAR, L.L.C.

By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO MANAGER, L.L.C.

By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS, L.L.C.
By: ACON Funko Manager, L.L.C., its Manager
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS HOLDINGS 1, L.L.C.
By: ACON Funko Manager, L.L.C., its Managing Member
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS HOLDINGS 2.5, L.L.C.
By: ACON Equity GenPar, L.L.C., its Managing Member
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS HOLDINGS 3.5, L.L.C.
By: ACON Equity GenPar, L.L.C., its Managing Member
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

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LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement.

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Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G
The undersigned hereby agree as follows:

(i)                Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)                Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.
Dated: February 16, 2021

ACON EQUITY GENPAR, L.L.C.

By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO MANAGER, L.L.C.

By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS, L.L.C.
By: ACON Funko Manager, L.L.C., its Manager
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS HOLDINGS 1, L.L.C.
By: ACON Funko Manager, L.L.C., its Managing Member
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS HOLDINGS 2.5, L.L.C.
By: ACON Equity GenPar, L.L.C., its Managing Member
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

ACON FUNKO INVESTORS HOLDINGS 3.5, L.L.C.
By: ACON Equity GenPar, L.L.C., its Managing Member
By:	/s/ Teresa Y. Bernstein
Teresa Y. Bernstein
Secretary and Assistant Treasurer

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